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INDEPENDENT AUDITORS' CONSENT

The Board of Managers
Hudson City Savings Bank:


We consent to the use of our report dated February 12, 1999 relating to the statements of financial condition of Hudson City Savings Bank as of December 31, 1998 and 1997 and the related statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and to the reference to our firm under the headings "Experts," "Legal and Tax Opinions," and "Statements of Income" in the Pre-Effective Amendment No.1 to the registration statement/ prospectus, which Pre-Effective Amendment No. 1 to the registration statement/prospectus is also included in the Application for Formation of Mutual Savings Bank Holding Company and related applications with the Federal Deposit Insurance Corporation and the Federal Reserve Board.


                                        KPMG LLP

Short Hills, New Jersey
April 28, 1999